Mail Stop 4561

October 20, 2008

VIA USMAIL and FAX (561) 394 - 6748

Mr. Leonard Mandor
President
Concord Milestone Plus, L.P.
200 Congress Park Drive, Suite 205
Delray Beach, Florida 33445

>   **Re: Concord Milestone Plus, L.P.**
>   **Form 10-KSB for the year ended December 31,2007**
>   **Filed on March 31, 2008**
>   **File No. 000-16757**

Dear Mr. Leonard Mandor:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Yolanda Crittendon
Staff Accountant